Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of March, 2005

                              CONVERIUM HOLDING AG
                ------------------------------------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                    ----------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X     Form 40-F
                                  ---             ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes              No X
                             ---           ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

                           Converium Holding Ltd, Zug


Zug, Switzerland - March 22, 2005 - Converium is pleased to announce the nomination of Dr Markus Dennler and Rudolf Kellenberger to stand for election as new members of its Board of Directors.

Dr Markus Dennler, former Chief Executive Officer of Credit Suisse Group's Life & Pensions business, and Rudolf Kellenberger, former Deputy Chief Executive Officer of Swiss Re, will run for election as members of Converium's Board of Directors for a three-year term of office. Named elections will take place at the Company's upcoming Annual General Meeting on April 12, 2005 in Zug, Switzerland.

Markus Dennler provides many years of managerial experience in banking and insurance as well as extensive expertise in risk management.

Rudolf Kellenberger brings with him an in-depth knowledge of the reinsurance business combined with vast managerial experience at Swiss Re.

Converium believes that having Markus Dennler and Rudolf Kellenberger on the Company's Board of Directors can not only significantly strengthen the Board but also Converium's expertise in its core areas of business.

Converium is very pleased about the agreement of Messrs Dennler and Kellenberger to stand for election.

CVs:

Markus Dennler served in a series of positions within the Credit Suisse Group, most recently as a member of the Executive Board of Credit Suisse Financial Services and as Chief Executive Officer responsible for the global operational Life & Pensions business. Prior, he was a member of the Corporate Executive Board of Winterthur Insurance (subsidiary of Credit Suisse Group). Markus Dennler studied law at the University of Zurich and graduated in 1982. He received his doctorate degree in 1984 and was admitted to the Bar of Zurich in 1986. Further he attended the International Bankers School in New York and the Harvard Business School (AMP) in Boston. Currently he is a member of the Board of Directors of Swissquote Group and a councillor of the British-Swiss Chamber of Commerce.

Rudolf Kellenberger served as Deputy Chief Executive Officer of Swiss Re from April 1, 2000 until the end of 2004. In this function he dedicated much of his time to tasks within the Corporate Center, in particular in the field of Management Development and E-Business Development. Previously, he served in a series of positions within Swiss Re's Executive Board assuming responsibilities for the Northern European reinsurance sector and Special Lines and, as of July 1998, taking on the leadership of Swiss Re's then newly founded Europe division. Rudolf Kellenberger studied civil engineering at the Federal Institute of Technology (ETH), Zurich, graduating in 1970. He is a member of the Board of Directors of Swiss Life.



                                  * * * * * * *


Enquiries:

Esther Gerster                                Zuzana Drozd
Head of Public Relations                      Head of Investor Relations
esther.gerster@converium.com                  zuzana.drozd@converium.com

Phone:     +41 (0) 1 639 90 22                Phone:      +41 (0) 1 639 91 20
Fax:       +41 (0) 1 639 70 22                Fax:        +41 (0) 1 639 71 20



About Converium

Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs more than 700 people in 20 offices around the globe and is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium has a "BBB+" rating (outlook stable) from Standard & Poor's and a "B++" rating (outlook stable) from A.M. Best Company.


Important Disclaimer

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as `seek to', `expects', `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, the reinsurance market, the Company's operating results, the rating environment and the prospect for improving results. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions; the frequency, severity and development of insured loss events arising out of catastrophes, as well as man-made disasters; the ability to exclude and to reinsure the risk of loss from terrorism; fluctuations in interest rates; returns on and fluctuations in the value of fixed-income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations and general competitive factors, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.


www.converium.com
-----------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CONVERIUM HOLDING AG




                                        By:/s/ Terry Clarke
                                           ----------------
                                           Name:      Terry Clarke
                                           Title:     CEO




                                        By:/s/ Christian Felderer
                                           ----------------------
                                           Name:      Christian Felderer
                                           Title:     General Legal Counsel



Date: March 23, 2005